Exhibit 99.19

GRANDE WEST TRANSPORTATION GROUP INC.

Management Discussion and Analysis

For the three months ended March 31, 2020

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Grande West Transportation Group Inc. (“Grande West” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Grande West’s consolidated financial statements for the three months ended March 31, 2020 (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Grande West’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of May 26, 2020.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of Grande West, are forward-looking statements. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Grande West; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include the uncertainties involving the need for additional financing to market Grande West’s products and provide after-sales maintenance and support services to Grande West’s customers; access to adequate services and supplies to operate Grande West’s business; availability of financing in the debt and capital markets; the need to obtain governmental approvals; unexpected cost increases, which could include increases in estimated capital and operating costs; fluctuations in price of materials used in the manufacture of our products and currency exchange rates; availability of a qualified work force; customers’ reliance on funding from various levels of government to purchase our products; fuel shortages and fuel prices; competitors’ ability to develop competing products; our ultimate ability to develop, manufacture and sell Grande West’s products on economically favorable terms; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Grande West

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group (“ABG”), its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

Grande West trades on the TSX Venture exchange under the symbol BUS and the US OTC Pink Sheets symbol GWTNF.

First Quarter Highlights

●	Bus, aftermarket parts and other revenue for the three months ended March 31, 2020 of $3,967,983 compared to $5,733,034 for the three months ended March 31, 2019
●	Net loss for the three months ended March 31, 2020 of $1,730,152 compared to net loss of $680,400 for the three months ended March 31, 2019
●	Adjusted EBITDA loss for the three months ended March 31, 2020 of $1,278,042 compared to an adjusted EBITDA loss of $151,507 for the three months ended March 31, 2019 (see “Non-GAAP Measures”)
●	Deliveries of six Vicinity buses for the three months ended March 31, 2020 compared to ten for the three months ended March 31, 2019

The Company reports results for the three months ended March 31, 2020 of six Vicinity buses delivered, revenue of $3,967,983, net loss of $1,730,152 and gross margin of $92,232, which was 2% of revenue. Results for the first quarter of 2019 were ten buses delivered, revenue of $5,733,034, net loss of $680,400 and gross margin of $1,340,084, which was 23% of revenue.

Business Overview

Corporate Update

Grande West has delivered over 450 buses in the Canadian and U.S. markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

William Trainer, Grande West President and CEO, stated, “As previously reported, our focus for 2019 and 2020 has been on product line expansion and growing our backlog. With the existing and forecasted orders for 2020, Grande West is expecting improved results for the 2020 fiscal year compared to the prior year. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company is still planning on delivering over 150 buses during 2020. Moving production of Buy America compliant buses to the U.S. has taken longer than anticipated but we are pleased with the progress and quality on our first Buy America compliant buses delivered during the first quarter of 2020. We have noted an improved sales pipeline and increased orderbook for 2020 resulting from a change in management and renewed focus on sales efforts. We are also fast tracking our smaller crossover bus model and are excited for the Vicinity LT to be available for purchase in 2020. The Company is gaining significant momentum and the outlook for Grande West growth remains very positive.”

Recent Developments

In February of 2020, the Company announced that it received a new contract from its exclusive US distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Grande West expects to record revenue and deliver the Purpose-Built Vicinity Buses within the 2020 calendar year. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule, but at this time Grande West is still on track to deliver a minimum of 150 buses in 2020. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. The Company’s manufacturing partner overseas is still operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner has currently temporarily idled operations. This will slow down Buy America production deliveries until the facility is back online. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and are still expected to be delivered in 2020.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

Grande West has built and delivered five Buy America Vicinity buses in the U.S. and has another 13 Vicinity buses currently scheduled for 2020 deliveries.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company has started reductions with senior management, where salaries were reduced effective April 1, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Grande West to prosper. Once we are through the current COVID-19 pandemic, the outlook for Grande West, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which will translate into higher 2020 sales. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. During the first quarter of 2020 we completed and delivered five of our first Buy America orders and others are just completing production. We have received further Buy America orders for deliveries starting in 2020.

Funding for transit in the U.S. and Canada is high and it is expected to remain high.

In the U.S. the Consolidated Appropriations Act was recently passed and continues historic funding levels with more than $16 billion for public transportation and intercity passenger rail. This legislation includes $13.4 billion for public transportation and $2.6 billion for intercity passenger rail grants and is $1.2 billion more than the previous FY 2019 FAST Act authorization levels.

In Canada in 2017, the federal government allocated $21.1 billion over 11 years to transit construction, expansion and rehabilitation. With the re-elected Liberal government, we are now seeing funding being released.

Part of our strategic plan is to expand our product line by adding a 100% zero emission electric propulsion system to our existing Vicinity bus models and adding the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Grande West in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Grande West access to the high end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2020 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believes that Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended	3 months ended
	March 31, 2020	March 31, 2019
(unaudited)	$	$
Net Comprehensive loss	(1,730.152)	(680,400)
Add back
Stock based compensation	80,542	221,250
Interest	186,159	176,031
Foreign exchange (gain) loss	(60.008)	(120,563)
Amortization	245,417	252,175
Adjusted EBITDA	(1,278,042)	(151,507)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Summary of Quarterly Results

The following selected financial information is derived from financial statements of the Company. The information has been prepared by management in accordance with IFRS and is stated in Canadian dollars.

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
(unaudited)	$	$	$	$	$	$	$	$
Revenue	3,967,983	5,430,520	1,605,755	11,878,861	5,733,034	8,511,617	13,830,598	25,294,294
Gross margin	92,232	697,518	(41,582)	2,341,956	1,340,084	2,116,977	1,930,360	4,856,009
Net (loss) income	(1,730,152)	(1,759,313)	(2,111,189)	(434,507)	(680,400)	(1,154,588)	(308,120)	1,991,450
Basic and diluted earnings (loss) per share	(0.02)	(0.02)	(0.03)	(0.01)	(0.01)	(0.02)	(0.00)	0.03

Cash and cash equivalents	2,960,071	757,261	520,822	4,420,834	247,880	2,732,437	4,871,267	7,051,768
Working capital	11,244,367	12,209,177	14,045,977	16,372,602	16,432,294	16,921,864	17,379,191	17,167,211
Total assets	32,645,001	36,904,461	32,076,233	35,642,905	39,171,081	40,445,904	38,391,048	46,596,320
Non-current financial liabilities	1,551,714	1,633,700	2,567,231	2,669,504	2,684,733	2,404,022	2,788,147	2,827,158

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing of delivery of buses.

Three Months Ended March 31, 2020 Earnings Review

	3 months ended	3 months ended
	March 31, 2020	March 31, 2019
(unaudited)	$	$

Revenue	3,967,983	5,733,034
Gross margin	92,232	1,340,084
Net (loss) income	(1,730,152)	(680,400)
Basic and diluted earnings per share	(0.02)	(0.01)

Revenue

Revenue for the three months ended March 31, 2020 was $3,967,983 compared to $5,733,034 for the three months ended March 31, 2019, representing a 31% decrease. This represented six deliveries versus ten deliveries in the previous period. The decrease in revenue for 2020 is representative of lower bid activity for buses during 2019.

Gross Margin

Gross margin for bus sales and other revenue for the three months ended March 31, 2020 was $92,232 or 2% of revenue as compared to the three months ended March 31, 2019, which had a gross margin of $1,340,084 or 23%. The margin in the first quarter of 2020 was lower due to the initial Buy America compliant buses being higher cost. The margins realized in the US are expected to increase over time with experience similar to the evolution of margins realized on Canadian sales. There were also more overhead costs allocated to a smaller number of buses in the first quarter of 2020 which decreased the overall margin when compared to the prior year comparative period.

Liquidity and Selected Cash Flow Items

	March 31, 2020	December 31, 2019
(unaudited)	$	$

Cash and cash equivalents	2,960,071	757,261
Working capital	11,244,367	12,209,177
Total assets	32,645,001	36,904,961
Non-current financial liabilities	1,551,714	1,633,700

Grande West has working capital of $11,244,367 as of March 31, 2020 compared to working capital at December 31, 2019 of $12,209,177. Working capital has decreased due to the negative results from operations. During the three months ended March 31, 2020, six buses were delivered to customers. Grande West had a cash and cash equivalents balance of $2,960,071 as at March 31, 2020 compared to $757,261 as at December 31, 2019.

Cash provided by operating activities after changes in non-cash operating working capital during the three months ended March 31, 2020 was $3,594,878 compared to cash consumed of $4,294,107 during the three months ended March 31, 2019. The increase of $7,888,985 from the previous year was mainly due to the change in net income and non-cash working capital items.

As at March 31, 2020, financing activities consumed cash of $1,365,878 compared to the three months ended March 31, 2019, where financing activities produced cash of $1,852,599.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 4 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the December 31, 2019 audited financial statements.

Commitments

Refer to note disclosure in the financial statements (Note 12).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Salaries and Benefits	$256,560	$424,927
Directors’ fees	13,344	32,545
Rent (1)	54,626	—
Share based payments	73,059	207,489
	$397,589	$664,961

1)	During the three months ended March 31, 2020 the Company paid $53,250 in rent to a company owned by a director. $54,626 was recognized as depreciation and interest expense on the lease.

During the three months ended March 31, 2019 rent in the amount of $nil was paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at March 31, 2020, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $6,983 (March 31, 2019 - $nil).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the audited consolidated financial statements for the year ended December 31, 2019.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31,2019
	$	$
Canada
Bus sales	468,637	2,997,535
Spare part sales	1,029,510	912,646
Operating lease revenue	162,000	210,000

United States
Bus sales	2,245,415	1,583,188
Spare part sales	62,421	29,665
Total	3,967,983	5,733,034

During the three months ended March 31, 2020, the Company had bus sales of $2,245,415 and $468,637 to two customers representing 57% and 12% of total sales, respectively. During the three months ended March 31, 2019, the Company had bus sales of $2,605,865 and $1,583,188 to two customers representing 45% and 28% of total sales, respectively.

Outstanding Share Data

Issued and outstanding as of the date of this report:

76,468,145 common shares

3,640,000 stock options

110,339 deferred share units

1,050,000 warrants

Disclaimer

This document does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.